UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS FOURTH QUARTER AND FULL YEAR 2007 RESULTS

•     951,000 net new customers added in the fourth quarter of 2007, up from 901,000 in the fourth quarter of 2006

•     Service revenues of $4.4 billion in the fourth quarter of 2007, up 14.6% from the fourth quarter of 2006

•     $1.33 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the fourth quarter of 2007, up 13.2% from the fourth quarter of 2006

•     Contract customer churn 1.8% in the fourth quarter, down from 2.1% in the fourth quarter of 2006

•     T-Mobile’s acquisition of SunCom Wireless closed February 22

•     T-Mobile captured seventh consecutive J.D. Power and associates Award for Wireless Customer Care

Bellevue, February 28th, 2008—T-Mobile USA, Inc. (T-Mobile USA) today reported fourth quarter and full year 2007 results. At the end of the quarter, the company had 28.7 million customers, adding more than 951,000 net new customers during the fourth quarter, OIBDA of $1.33 billion, up 13.2% compared to the fourth quarter of 2006, and a reduction in contract customer churn to 1.8% from 2.1% in the fourth quarter of 2006.

“T-Mobile continues to drive strong year-over-year growth by pioneering innovation that matters to consumers,” said Robert Dotson, CEO and President, T-Mobile USA. “In 2007, we increased growth to more than 3.6 million net new customers. myFavesSM was a major contributor, with 5 million customers at year-end using the service to enjoy truly affordable unlimited calling features

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	1

along with one-touch access to their Faves. Our new FlexPaySM plans also debuted in 2007, driving smart financials and new growth by opening up access to more attractive offerings for a broader base of customers. Finally, with the successful completion of our SunCom acquisition, we also look forward to bringing our services to new customers in both the Carolinas and in Puerto Rico.”

“T-Mobile USA continues to deliver very strong results,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “Year on year double digit growth in both service revenues and OIBDA show how T-Mobile USA is helping Deutsche Telekom deliver on its strategy to grow abroad with mobile.”

Customers

•	In the fourth quarter of 2007, T-Mobile USA added 951,000 net new customers, up from 857,000 in the third quarter of 2007, and 901,000 in the fourth quarter of 2006.

¡	Contract customer net additions in the fourth quarter of 2007 made up 77% of customer growth, up from 65% in the third quarter of 2007, and down from 87% in the fourth quarter of 2006.

¡	myFaves continues to be very popular with our customers. At the end of the fourth quarter there were 5.0 million myFaves customers, up from 3.5 million at the end of the third quarter.

•	Contract customers comprised 83% of T-Mobile USA’s total customer base at December 31, 2007.

Churn

•

Contract customer churn was 1.8% in the fourth quarter of 2007, down from 2.0% in the third quarter of 2007 and 2.1% in the fourth quarter of 2006. The year over year decline in churn is primarily due to the introduction of two-year contracts in the second quarter of 2006.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	2

•	Blended churn, including both contract and prepaid customers, was 2.8% in the fourth quarter of 2007, down from 2.9% in both the third quarter of 2007 and the fourth quarter of 2006.

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.33 billion in the fourth quarter of 2007, down from $1.41 billion in the third quarter of 2007 and up from $1.17 billion in the fourth quarter of 2006.

¡	The sequential decrease in OIBDA was primarily due to higher customer acquisition costs in the fourth quarter of 2007.

•	OIBDA margin was 30% in the fourth quarter of 2007, down from 32% in the third quarter of 2007, and the same as in the fourth quarter of 2006.

•	Net income for the fourth quarter of 2007 was $383 million, down from $526 million in the third quarter of 2007 and up from $179 million in the fourth quarter of 2006.

Revenue

•

Service revenues, consisting of contract, prepaid, and roaming and other service revenues, rose to $4.37 billion in the fourth quarter of 2007, up slightly from $4.33 billion in the third quarter of 2007, and up from $3.81 billion in the fourth quarter of 2006.

¡	The increase in service revenues year on year was primarily due to the growth in contract customers.

•	Other revenues were $77 million in the fourth quarter of 2007, down from $82 million in the third quarter of 2007 and $122 million in the fourth quarter of 2006.

¡	The major reason for the year on year fall in other revenues was the ongoing migration of AT&T’s customers to its own network following the dissolution of our network sharing venture in early 2005.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	3

¡	In 2007, Wi-Fi revenues were reclassified to contract revenues and roaming and other service revenues (see note 9 to the Selected Data below for further explanation).

•

Total revenues, including service, equipment, and other revenues were $5.07 billion in the fourth quarter of 2007, up from $4.89 billion in the third quarter of 2007 and $4.52 billion in the fourth quarter of 2006.

ARPU

•

Blended Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $52 in the fourth quarter of 2007, down from $53 in the third quarter of 2007 and the same as in the fourth quarter of 2006.

•	Contract ARPU was $56 in the fourth quarter of 2007, down from $57 in the third quarter of 2007, and the same as in the fourth quarter of 2006.

¡	The sequential fall in contract ARPU was primarily due to lower variable revenues from contract customers.

•

Data services revenues were $690 million in the fourth quarter of 2007, representing 15.8% of blended ARPU, or $8.20 per customer, compared to 15.4% of blended ARPU, or $8.10 per customer in the third quarter of 2007, and 12.5% of blended ARPU, or $6.50 per customer in fourth quarter of 2006.

¡

Growth in messaging revenue continued to be the most significant driver of data ARPU. The total number of SMS and MMS messages increased to almost 24 billion in the fourth quarter of 2007, compared to 21 billion in the third quarter of 2007 and almost 13 billion in the fourth quarter of 2006.

¡	Strong GPRS / EDGE access and usage revenues were another significant driver of the increase in data services revenues in the fourth quarter of 2007 compared to the fourth quarter of 2006.

¡

T-Mobile USA’s converged device offering was significantly strengthened during 2007 with the successful launch of a number of converged devices such as the T-Mobile Shadow™, the T-Mobile Sidekick iD™, LX™, and Slide™, T-Mobile

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	4

Wing™, and the BlackBerry® Curve™ – the first converged device enabled for the new HotSpot @HomeSM service. The fourth quarter of 2007 saw a continued strong demand for these converged devices.

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 4 to the Selected Data, below) was $300 in the fourth quarter of 2007, up from $280 in the third quarter of 2007 and the same as in fourth quarter of 2006.

¡	The sequentially higher CPGA is primarily due to higher advertising and marketing costs during the fourth quarter holiday season.

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 3 to the Selected Data, below), was $25 per customer per month in the fourth quarter of 2007, down from $26 in the third quarter of 2007 and the same as in fourth quarter of 2006.

¡	The primary reason for the decrease in CCPU in the fourth quarter of 2007 compared to the third quarter of 2007 was due to lower network costs.

Capital Expenditures

•

Cash capital expenditures (see note 7 to the Selected Data below) were $1.01 billion in the fourth quarter of 2007, compared with $500 million in the third quarter of 2007 and $675 million in the fourth quarter of 2006.

¡

The sequential and year on year increase in cash capital expenditures was due to an increase in network capital expenditures, including T-Mobile USA’s UMTS build-out. At the end of 2007, T-Mobile USA had deployed over 8,000 UMTS-capable cell sites.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	5

•

T-Mobile USA continued its commitment to invest in network coverage and quality in the fourth quarter of 2007, adding almost 900 new cell sites, bringing the total number of cell sites at the end of the quarter to 37,900.

Other Highlights

•

For the seventh consecutive reporting period, according to the J.D. Power and Associates 2008 Wireless Customer Care Performance StudySM released on January 31, 2008, T-Mobile USA ranked highest among the five largest wireless carriers in customer service performance.

•

T-Mobile USA’s HotSpot @Home service continues to receive recognition in the industry. During the fourth quarter, HotSpot @Home received three awards for innovation: One of the 10 annual “New York Times” Pogie Awards, the wireless networking Annual Mobile Innovation Award from “Laptop” magazine, and the 2007 Product Differentiation Innovation Award from Frost & Sullivan, a market research firm. “T-Mobile has dedicated themselves to providing a feature-rich and seamless end user experience,” stated Frost & Sullivan.

•

In February 2008 T-Mobile USA made the T-Mobile Hotspot @ Home Talk Forever Home Phone service available in selected markets (Dallas and Seattle). With the Talk Forever Home Phone, customers can connect their regular home phones to a dedicated T-Mobile Wi-Fi access point and pay a set price for unlimited calling to anyone, anytime.

•

T-Mobile USA announced the proposed acquisition of SunCom Wireless (SunCom) in September 2007, which closed on February 22, 2008. The acquisition further enhances T-Mobile USA’s network coverage in the southeastern United States and the Caribbean. SunCom has operated a GSM/GPRS/EDGE network and provided roaming service to T-Mobile USA in these markets since 2004.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	6

T-Mobile USA is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly owned subsidiary of T-Mobile International. In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	7

SELECTED DATA FOR T-MOBILE USA

	YE 07	Q4 07	Q3 07	Q2 07	Q1 07	YE 06	Q4 06
	(thousands)
Covered population[8]	284,000	284,000	283,000	282,000	280,000	277,000	277,000
Customers, end of period[2]	28,685	28,685	27,734	26,877	26,020	25,041	25,041
Thereof contract customers	23,914	23,914	23,181	22,624	21,937	21,211	21,211
Thereof prepaid customers	4,771	4,771	4,553	4,253	4,083	3,829	3,829
Net customer additions	3,644	951	857	857	980	3,351	901

Minutes of use/contract customer/month	1,125	1,123	1,130	1,150	1,090	1,030	1,020
Contract churn	1.90%	1.80%	2.00%	1.80%	1.90%	2.20%	2.10%
Blended churn	2.80%	2.80%	2.90%	2.70%	2.60%	2.90%	2.90%

	($)
ARPU (blended) [1,9]	52	52	53	53	52	52	52
ARPU (contract)	57	56	57	57	56	55	56
ARPU (prepaid)	19	20	18	19	19	22	21
Cost of serving (CCPU)[3]	25	25	26	25	25	25	25
Cost per gross add (CPGA)[4]	300	300	280	300	310	300	300

	($ million)
Total revenues	19,288	5,068	4,894	4,780	4,546	17,138	4,523
Service revenues[1]	16,892	4,371	4,332	4,195	3,994	14,511	3,813
OIBDA[5]	5,350	1,327	1,412	1,386	1,225	4,712	1,172
OIBDA margin [6]	31%	30%	32%	32%	30%	31%	30%
Capital expenditures[7]	2,677	1,009	500	546	622	2,608	675

Cell sites on-air[10]	37,900	37,900	37,000	36,400	35,800	35,400	35,400

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues is a component of service revenues. Per the consolidated financial statements below, other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	8

2	Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected—one with and one without a contract. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.

3	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5	Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

6	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

7	Capital expenditures include amounts paid by T-Mobile USA for purchases of property, plant and equipment.

8	The covered population statistic represents T-Mobile USA’s GSM / GPRS / EDGE 1900 voice and data network coverage, combined with roaming and other agreements.

9	Data ARPU is defined as total data revenues from contract customers, prepaid customers, and other data revenues, divided by average contract and prepaid customers during the period. Wi-Fi revenues have historically been reported in other (non-service) revenues. Beginning in the first quarter of 2007, Wi-Fi revenues are shown as a component of service revenues. As a result of this change, data ARPU was approximately $0.50 higher in the fourth quarter of 2007. If this change was applied retrospectively it would have had similar impacts on data ARPU and data revenue in each of the four quarters of 2006. Since the impacts of this change on contract ARPU, blended ARPU, and service revenues are immaterial, these metrics have not been retroactively adjusted in prior periods.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	9

10	Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites. A site is in service when all equipment is installed and the site is integrated into the network.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	10

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	11

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	December 31, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$64	$78
Short-term affiliate loan receivable	1,075	—
Accounts receivable, net of allowances of $277 and $203, respectively	2,617	2,439
Accounts receivable from affiliates	274	145
Inventory	990	612
Current portion of net deferred tax assets	994	598
Licenses held for exchange	1	1,145
Other current assets	538	446

Total current assets	6,553	5,463
Property and equipment, net of accumulated depreciation of $9,306 and $7,058, respectively	11,258	10,932
Goodwill	10,701	10,701
Spectrum licenses	14,645	14,516
Other intangible assets, net of accumulated amortization of $475 and $421, respectively	47	102
Other assets	155	181

	$43,359	$41,895

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,790	$2,955
Current payables to affiliates	1,127	1,183
Liability for license exchange	—	1,145
Other current liabilities	380	365

Total current liabilities	5,297	5,648

Long-term payables to affiliates	6,712	7,773
Deferred tax liabilities	1,622	491
Other long-term liabilities	915	756

Total long-term liabilities	9,249	9,020

Minority interest in equity of consolidated subsidiaries	89	84
Commitments and contingencies
Stockholder’s equity:
Common stock	44,469	44,462
Accumulated deficit	(15,745)	(17,319)

Total stockholder’s equity	28,724	27,143

	$43,359	$41,895

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	12

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended December 31, 2007	Quarter Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenues:
Contract	$3,939	$3,470	$15,308	$13,078
Prepaid	277	235	976	945
Roaming and other service	155	108	607	488
Equipment sales	620	588	2,061	1,983
Other	77	122	336	644

Total revenues	5,068	4,523	19,288	17,138

Operating expenses:
Network	1,125	954	4,344	3,621
Cost of equipment sales	879	881	3,120	3,078
General and administrative	836	697	3,200	2,707
Customer acquisition	901	819	3,274	3,020
Depreciation and amortization	681	623	2,609	2,522

Total operating expenses	4,422	3,974	16,547	14,948

Operating income	646	549	2,741	2,190
Other expense, net	(33)	(142)	(346)	(397)

Income before income taxes	613	407	2,395	1,793
Income tax (expense)/benefit	(230)	(228)	(821)	646

Net income	$383	$179	$1,574	$2,439

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	13

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Year Ended December 31, 2007	Year Ended December 31, 2006
Operating activities:
Net income	$1,574	$2,439
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,609	2,522
Income tax expense/(benefit)	821	(646)
Other, net	248	203
Changes in operating assets and liabilities:
Accounts receivable	(381)	(284)
Inventory	(378)	(202)
Other current and non-current assets	(132)	35
Accounts payable and accrued liabilities	527	270

Net cash provided by operating activities	4,888	4,337

Investing activities:
Purchases of property and equipment	(2,677)	(2,608)
Payments for wireless properties and network build	(86)	(837)
Short-term affiliate loans	(1,675)	(750)
Other, net	48	23

Net cash used in investing activities	(4,390)	(4,172)

Financing activities:
Long-term debt repayments to affiliates	(515)	(150)
Other, net	3	6

Net cash used in financing activities	(512)	(144)

Change in cash and cash equivalents	(14)	21
Cash and cash equivalents, beginning of period	78	57

Cash and cash equivalents, end of period	$64	$78

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	14

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	YE 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007	YE 2006	Q4 2006
OIBDA	$5,350	$1,327	$1,412	$1,386	$1,225	$4,712	$1,172
Depreciation and amortization	(2,609)	(681)	(643)	(659)	(626)	(2,522)	(623)

Operating income	$2,741	$646	$769	$727	$599	$2,190	$549

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	YE 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007	YE 2006	Q4 2006
Customer acquisition costs	$3,274	$901	$801	$777	$795	$3,020	$819
Plus: Subsidy loss Equipment sales	(2,061)	(620)	(480)	(496)	(465)	(1,983)	(588)
Cost of equipment sales	3,120	879	733	747	761	3,078	881

Total subsidy loss	1,059	259	253	251	296	1,095	293

Less: Subsidy loss unrelated to customer acquisition	(623)	(157)	(143)	(146)	(177)	(715)	(193)

Subsidy loss related to customer acquisition	436	102	110	105	119	380	100

Cost of acquiring customers	$3,710	$1,003	$911	$882	$914	$3,400	$919

CPGA ($ / new customer added)	$300	$300	$280	$300	$310	$300	$300

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	15

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	YE 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007	YE 2006	Q4 2006
Network costs	$4,344	$1,125	$1,130	$1,082	$1,007	$3,621	$954
General and administrative	3,200	836	818	788	758	2,707	697

Total network and general and administrative costs	7,544	1,961	1,948	1,870	1,765	6,328	1,651
Plus: Subsidy loss unrelated to customer acquisition	623	157	143	146	177	715	193

Total cost of serving customers	$8,167	$2,118	$2,091	$2,016	$1,942	$7,043	$1,844

CCPU ($ / customer per month)	$25	$25	$26	$25	$25	$25	$25

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is the US operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly owned subsidiary of T-Mobile International.

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. T-Mobile USA’s GSM/GPRS/EDGE 1900 voice and data network, when combined with roaming and other agreements, reaches 284 million people in the U.S. In addition, T-Mobile USA operates one of the largest Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country (including roaming sites), available in 9,700 convenient public access locations nationwide. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	16

About T-Mobile International:

T-Mobile International is one of the world’s leading mobile communications businesses. As part of the Deutsche Telekom AG (NYSE: DT) group, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the fourth quarter of 2007, 120 million mobile customers were served by the mobile communications segments of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Michael Lange	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.31717	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	17

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President Chief Accounting Officer

Date: February 28, 2008